UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Snap Interactive, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83303W109

(CUSIP Number)

The J. Crew Delaware Trust A

c/o J.P. Morgan Trust Company of Delaware, Trustee

500 Stanton-Christiana Road, DE3-1600

Newark, Delaware 19713

302-634-1627

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 83303W109

1.	Names of Reporting Persons. The J. Crew Delaware Trust A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO, WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 82,464,588
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 82,464,588
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,464,588
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 35.1%*
14.	Type of Reporting Person (See Instructions) OO

*	Percentage calculated based on 52,017,826 shares of common stock outstanding on August 11, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 11, 2016, as adjusted to reflect the 183,001,583 shares that were issued in connection with the consummation of the merger of a wholly-owned subsidiary of the Issuer into A.V.M. Software, Inc. on October 7, 2016, as described in a Current Report on Form 8-K filed by the Issuer on October 11, 2016.

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Item 1.     Security and Issuer

This filing relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Snap Interactive, Inc. (the “Issuer”), with principal executive offices at 320 W. 37th Street, 13th Floor, New York, N.Y. 10018.

Item 2.     Identity and Background

a) Name:

The J. Crew Delaware Trust A (hereinafter sometimes referred to as the “Reporting Person”).

(b) Business Address:

c/o J.P. Morgan Trust Company of Delaware, Trustee

500 Stanton-Christiana Road, DE3-1600

Newark, Delaware 19713

(c) Principal Business and State of Incorporation:

The Reporting Person is an irrevocable trust formed under the laws of the State of Delaware.

(d) Conviction in a Criminal Proceeding:

The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Conviction in a Civil Proceeding:

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

The Reporting Person acquired its interest in the securities described in Item 5 of this filing in connection with the consummation of the merger contemplated by that certain Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, SAVM Acquisition Corporation (a wholly-owned subsidiary of the Issuer that was merged into AVM), A.V.M. Software, Inc. (“AVM”), and Jason Katz as the representative of the stockholders of AVM (the “Merger Agreement”, and the merger of SAVM Acquisition Corporation and AVM effected thereby, the “Merger”). On October 7, 2016, the Issuer consummated the Merger pursuant to the terms and conditions of the Merger Agreement. In connection with the Merger, the Reporting Person received 82,464,588 shares of Common Stock based on the Reporting Person’s ownership of common stock of AVM at the time of the Merger.

Items 4 through 6 of this filing are hereby incorporated by reference into this Item 3.

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Item 4.    Purpose of Transaction

The Reporting Person has acquired securities of the Issuer for investment purposes, except as otherwise stated herein. The Reporting Person intends to review from time to time its investment in the Issuer and, depending on such review, may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Reporting Person of the business and prospects of the Issuer, regulatory requirements, other investment opportunities available to the Reporting Person and general stock market and economic conditions, the Reporting Person may determine to increase its investment or sell all or part of its investment in the Issuer through open-market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

Item 5.     Interest in Securities of the Issuer

(a) Aggregate number and percentage of class beneficially owned:

The Reporting Person incorporates herein by reference its responses to (11) and (13) on the cover page of this Schedule 13D.

Percent of class: 35.1%

* Percentage calculated based on 52,017,826 shares of Common Stock outstanding on August 11, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on August 11, 2016, as adjusted to reflect the 183,001,583 shares that were issued upon the consummation of the Merger.

(b) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 82,464,588 shares

(ii) Shared power to vote or direct the vote: -0- shares

(iii) Sole power to dispose or to direct the disposition of: 82,464,588 shares

(iv) Shared power to dispose or to direct the disposition of: -0- shares

(c) Transactions during the past 60 days.

Other than pursuant to the transactions described in Item 3, Item 4 and Item 6, which are incorporated herein by reference, the Reporting Person has not acquired or disposed of any shares of Common Stock during the past 60 days.

(d) Right to dividends or proceeds of sale.

To the best of the Reporting Person’s knowledge as of the date hereof, the Reporting Person does not have or know any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described at the end of this Item 6, please note the following descriptions are qualified in their entirety by the instruments included as exhibits to this statement.

Merger Agreement.

The description of the Merger Agreement in Item 3 is hereby incorporated by reference into this Item 6.

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Escrow Agreement.

On October 7, 2016, the Issuer, Jason Katz, as representative of the former stockholders of AVM, and Corporate Stock Transfer, Inc. entered into an Escrow Agreement (the “Escrow Agreement”), which provides that an aggregate of 18,000,000 shares of Common Stock to be issued to the former stockholders of AVM shall be held in an escrow account until sixty (60) days after the date on which the Issuer files with the Securities and Exchange Commission its consolidated audited financial statements for the fiscal year ended December 31, 2016 for the satisfaction of any claims for indemnification brought by the Issuer for any damages suffered by the Issuer due to (i) any inaccuracy or breach of any representation or warranty made by AVM and (ii) the non-fulfillment or breach of any covenant or agreement by AVM, as well as certain other potential losses described more fully in the Merger Agreement.

An aggregate of 8,111,201 shares of Common Stock to be issued to the Reporting Person pursuant to the Merger Agreement are subject to the Escrow Agreement. While the shares subject to the Escrow Agreement are held in escrow, the right to vote such shares shall be exercised solely by Jason Katz, in his capacity as the representative of the former stockholders of AVM.

Incorporation by Reference

The descriptions of the Merger Agreement and the Escrow Agreement are qualified in their entirety by reference to the instruments filed as exhibits to this filing, which are incorporated by reference into this Item 6.

Item 7.     Material to be Filed as Exhibits

The following agreements are included as exhibits to this filing:

Exhibit 99.1	Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, AVM, SAVM Acquisition Corporation, and Jason Katz, as representative of the stockholders of AVM. Previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 14, 2016, and incorporated herein by reference.

Exhibit 99.2	Escrow Agreement, dated October 7, 2016, by and among the Issuer, Jason Katz, as representative of the former stockholders of AVM, and Corporate Stock Transfer, Inc. Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 11, 2016, and incorporated herein by reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Dated: October 17, 2016	The J. Crew Delaware Trust A

By: J.P. Morgan Trust Company of Delaware, Trustee

	By:	/s/ Francis M. Simms, Jr.
	Name:	Francis M. Simms, Jr.
	Title:	Executive Director

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EXHIBIT INDEX

Exhibit 99.1	Agreement and Plan of Merger, dated as of September 13, 2016, by and between the Issuer, AVM, SAVM Acquisition Corporation, and Jason Katz, as representative of the stockholders of AVM. Previously filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 14, 2016, and incorporated herein by reference.

Exhibit 99.2	Escrow Agreement, dated October 7, 2016, by and among the Issuer, Jason Katz, as representative of the former stockholders of AVM, and Corporate Stock Transfer, Inc. Previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 11, 2016, and incorporated herein by reference.

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